UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into Share Transfer Agreements

On July 27, 2026, the board of directors of Micware Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law (the “Company”), approved purchase of shares of common stock of Micware Asia Pacific Co., Ltd., a limited company incorporated under Thai law and a 70% subsidiary of the Company (“Micware Asia Pacific”), and Micware North America, Inc., a corporation incorporated under laws of the State of California and a 70% subsidiary of the Company (“Micware North America”), from O-Well Corporation (“O-Well”) and Uni Electronics Inc. (“Uni Electronics”), the Company’s principal shareholders. The purchase will cause Micware Asia Pacific and Micware North America to become wholly owned subsidiaries of the Company.

Pursuant to such approval, on July 31, 2026, the Company entered into the following agreements with O-Well and Uni Electronics:

(a)	a share transfer agreement between the Company and O-Well, pursuant to which O-Well agreed to transfer 5,000 shares of common stock of Micware Asia Pacific to the Company for an aggregate consideration of THB6,450,000;

(b)	a share transfer agreement between the Company and O-Well, pursuant to which O-Well agreed to transfer 1,500,000 shares of common stock of Micware North America to the Company for an aggregate consideration of US$900,000;

(c)	a share transfer agreement between the Company and Uni Electronics, pursuant to which Uni Electronics agreed to transfer 5,000 shares of common stock of Micware Asia Pacific to the Company for an aggregate consideration of THB6,450,000; and

(d)	a share transfer agreement between the Company and Uni Electronics, pursuant to which Uni Electronics agreed to transfer 1,500,000 shares of common stock of Micware North America to the Company for an aggregate consideration of US$900,000.

The share transfer agreements contain customary representations, warranties, and covenants provisions by the parties. The share transfer became effective on July 31, 2026.

The foregoing description of the share transfer agreements does not purport to be complete and is qualified in its entirety by reference to the English translation of the full text of the share transfer agreements, which are furnished as Exhibits 10.1, 10.2, 10.3, and 10.4 to this Form 6-K, respectively.

Public Notices Regarding Internal Reorganization

Reference is made to the report on Form 6-K dated July 10, 2026 announcing the launch of Micware Spacia Co., Ltd. and related internal reorganization in connection with the launch (the “Internal Reorganization”). On July 31, 2026, the Company made public notices regarding company splits of the Company, Micware Automotive Co., Ltd., Micware Mobility Co., Ltd., and Micware Navigations Co., Ltd. pursuant to the Internal Reorganization. The English translation of the public notices are furnished as Exhibits 99.1, 99.2, and 99.3 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
10.1	English Translation of Share Transfer Agreement Between the Micware Co., Ltd. and O-Well Corporation, Dated July 31, 2026 (For Micware Asia Pacific Co., Ltd.’s Shares of Common Stock)
10.2	English Translation of Share Transfer Agreement Between the Micware Co., Ltd. and O-Well Corporation, Dated July 31, 2026 (For Micware North America, Inc.’s Shares of Common Stock)
10.3	English Translation of Share Transfer Agreement Between the Micware Co., Ltd. and Uni Electronics Inc., Dated July 31, 2026 (For Micware Asia Pacific Co., Ltd.’s Shares of Common Stock)
10.4	English Translation of Share Transfer Agreement Between the Micware Co., Ltd. and Uni Electronics Inc., Dated July 31, 2026 (For Micware North America, Inc.’s Shares of Common Stock)
99.1	English Translation of the Notice Regarding Company Split (Absorption-Type Company Split) of Micware Co., Ltd., and Micware Navigations Co., Ltd. dated July 31, 2026
99.2	English Translation of the Notice Regarding Company Split (Absorption-Type Company Split) of Micware Automotive Co., Ltd., and Micware Navigations Co., Ltd. dated July 31, 2026
99.3	English Translation of the Notice Regarding Company Split (Absorption-Type Company Split) of Micware Mobility Co., Ltd., and Micware Navigations Co., Ltd. dated July 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: August 5, 2026

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